As filed with the Securities and Exchange Commission on August 29, 2012

Investment Company Act File No. 811-21963

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934)

Rochdale Core Alternative Strategies Master Fund LLC
(Name of Issuer)

Rochdale Core Alternative Strategies Master Fund LLC
(Names of Person(s) Filing Statement)

Units of Interest, Par Value $0.01
(Title of Class of Securities)

Kurt Hawkesworth, Esq.
Chief Operating Officer and General Counsel
Rochdale Investment Management LLC
570 Lexington Avenue
New York, New York 10022-6837
(800) 245-9888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________

Copies to:
Robert S. Schneider, Esq.
Darren J. Edelstein, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, New York 10176

CALCULATION OF FILING FEE

Transaction Valuation: $37,000,000.00*	Amount of Filing Fee: $4,240.20**

*           Calculated at the aggregate maximum purchase price to be paid for Units in the offer.
**           Calculated at $114.60 per $1,000,000.00 of the Transaction Valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________  Filing Party:__________________
Form or Registration No.:_______________   Date Filed:___________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)   The name of the issuer is Rochdale Core Alternative Strategies Master Fund LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company.  The Fund is structured as a “master” fund in a “master/feeder” structure, and the Fund’s “feeder funds” invests substantially all of their assets in the Fund.  All portfolio investments are made at the Fund level.  The Fund’s feeder funds consist of Rochdale Core Alternative Strategies Fund LLC (the “Taxable Feeder”) and, indirectly through Rochdale Core Alternative Strategies Fund (Cayman) LDC, Rochdale Core Alternative Strategies Fund TEI LLC (together with the Taxable Feeder, the “Feeder Funds”).  The Feeder Funds are registered closed-end investment companies.  The Feeder Funds are simultaneously tendering for their own interests. The principal executive offices of the Fund are located at 570 Lexington Avenue, New York, New York 10022-6837, (800) 245-9888.

(b)   The title of the securities being sought is units of limited liability company interests (“Units”).  As of June 30, 2012 there were approximately 11,564 Units issued and outstanding.

(c)   The Units are not currently traded on an established secondary trading market.

Item 3.	Identity and Background of Filing Person.

(a)   The Fund is tendering for its own Units.  The Fund will repurchase Units equivalent in value to the value of the interests tendered to the Feeder Funds by their members.  The information required by this Item is set forth in Item 2(a) above.

(b) - (c)    Not applicable.

Item 4.	Terms of the Transaction.

(a)   (1)

(i)	The Fund is seeking tenders for Units having an aggregate net asset value on December 31, 2012, not to exceed $37 million (the “Offer”).

(ii)
For each Unit tendered, the security holder will receive a promissory note entitling the security holder to a cash amount equal to at least 90% of the net asset value per Unit calculated on December 31, 2012, of the Units tendered by such security holder and accepted for purchase by the Fund, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2012 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase.  A copy of the Offer to Purchase and the related Form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively.  Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)
The Offer is scheduled to expire on September 26, 2012, unless extended.  Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)
Reference is hereby made to Cover Page, Summary Term Sheet, Section 1 “Background and Purpose of the Offer” and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)	Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)
Reference is hereby made to the Cover Page, Section 1 “Background and Purpose of the Offer,” Section 3 “Amount of Tender” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Reference is hereby made to Section 6 “Purchases and Payment” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)	Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)           (2)           Not applicable.

(b)           The Fund does not expect any directors, officers or affiliates of the Fund to tender Units pursuant to the Offer or through the Feeder Funds’ repurchase offers.  The Offer is also available to the Feeder Funds.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a) - (b)    Not applicable.

(e)    The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Feeder Funds, any of the Fund’s or the Feeder Funds’ executive officers or directors, any person controlling the Fund or the Feeder Funds or any executive officer or director of any corporation ultimately in control of the Fund or the Feeder Funds and any person with respect to any securities of the Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans and Proposals.

(a)   Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)   Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)   Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a private offering, from time to time, of its Units. The Fund is a “master” fund in which the Feeder Funds invest substantially all of their assets. The Feeder Funds have the same investment objective as the Fund.  All investments are made at the Fund level.  This structure is sometimes called a “master/feeder” structure.

The Fund does not have any plans, proposals or negotiations that relate to or that the Fund anticipates would result in: (1)  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Fund determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.	Source and Amount of Funds or Other Considerations.

(a) - (b) and (d)    Reference is hereby made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)   As of July 31, 2012, the Fund did not hold any Units in treasury.

(b)   Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.  Within the past 60 business days the Fund has not sold any Units of interest and there have not been any transactions involving the Units that were effected during the past 60 days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.  The Fund issues Units to the Feeder Funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of interests of the Feeder Funds sold to the public.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)   No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)   The Fund’s financial information for the period ended March 31, 2012, has been audited by PKF O’Connor Davies, a division of O’Connor Davies, LLP, and is incorporated herein by reference to the report filed with the SEC on June 11, 2012, for the Fund (File number 811-21963).  Copies of the Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (800) 245-9888.

(b)   Not applicable.

Item 11.	Additional Information.

(a)   (1)    None

 (2)   None

 (3)   Not Applicable.

 (4)   Not Applicable.

 (5)   None

(b)   The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)	(1)	(i)	Offer to Purchase.

(ii)	Form of Letter of Transmittal.

(iii)	Form of Notice of Withdrawal of Tender.

(2) – (4)	Not applicable.

(5)	Audited Financial Statements of Rochdale Core Alternative Strategies Master Fund LLC for the fiscal year ended March 31, 2012.*

(b)           Not applicable.

(d)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

* Incorporated by reference to the Fund’s Annual Report for the fiscal year ended March 31, 2012 on Form N-CSR, as filed with the Securities and Exchange Commission on June 11, 2012.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rochdale Core Alternative Strategies Master Fund LLC

By:           /s/ Garrett R. D’Alessandro
Garrett R. D’Alessandro
Chairman

August 29, 2012

EXHIBIT INDEX

Exhibit

(a)(1)(i)                 Offer to Purchase.

(a)(1)(ii)                Form of Letter of Transmittal.

(a)(1)(iii)               Form of Notice of Withdrawal of Tender.